[BCE INC. LOGO] News release

For Immediate Release

Bell to acquire 100% of Canada’s #1 media company CTV

MONTRÉAL, September 10, 2010 – BCE Inc. (Bell) today announced it has agreed to acquire 100% of CTV, the Canadian leader in specialty television, digital media, conventional TV and radio broadcasting. The transaction gives Bell full ownership of Canada’s best media assets to enhance the growth of Bell’s TV, wireless and online services for years to come.

Bell currently owns a 15% equity position in CTV and will acquire the remaining 85% for $1.3 billion in equity value from The Woodbridge Company Limited, the Toronto-based holding company of the Thomson family; Ontario Teachers Pension Plan; and Torstar Corporation. Including the value of Bell’s present stake, the transaction has an equity value of $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is $3.2 billion. The purchase price represents a multiple of 10x proportionate EBITDA, comparable with similar recent media-industry transactions. In a separate transaction, Woodbridge will acquire ownership of the Globe and Mail, in which Bell will continue to retain a 15% equity position.

“Acquiring CTV’s range of premier video content enhances Bell’s execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all three screens – mobile, online and TV – and achieving a competitive cost structure. 100% ownership of CTV enables Bell to maximize strategic and operating synergies with CTV, including the efficiency of our content and advertising spend,” said George Cope, President and CEO of Bell Canada and BCE. “Our industry is changing rapidly. Increasing vertical integration across the communications landscape, ongoing technological advancement and key regulatory developments introduce new opportunities with the ownership of high-demand content by Bell. Our acquisition of CTV more than levels the playing field in our increasingly competitive industry.”

Said Ivan Fecan, CEO of CTV: “Bell’s acquisition of CTV underscores the strength of our #1 conventional, specialty, digital and radio assets, and our leading creative and content management expertise. In today’s digital age, it is extremely important to be part of a vertically integrated company that can take advantage of video delivered on multiple screens. CTV has emerged stronger than ever from the recession, and is now perfectly positioned to take advantage of an improving economy. This is the right deal at the right time.”

Video is growing rapidly in popularity among Canadians, who are increasingly moving to mobile, online and digital TV platforms for video content. Bell already offers Canada’s leading High Definition TV and online services and the most advanced mobile TV products, and is in the process of launching its leading-edge Bell Fibe IPTV (internet protocol television) service in major urban centres. Bell TV now represents approximately 40% of total residential service revenues, surpassing traditional home phone revenues.

Bell is accelerating its wireline and wireless video capabilities with significant new investments in broadband networks, including capital expenditures of almost $3 billion in 2010 alone. Bell is rolling out high-speed fibre to more houses, apartments, condominiums and businesses in Québec and Ontario to support new Internet and TV services and is enhancing its new world-leading HSPA+ wireless network, which already serves 93% of the Canadian population.

“We look forward to welcoming CTV’s more than 5,000 employees to Bell. The CTV team has built their organization into the #1 media company in Canada – including the nation’s most-watched television network, most popular roster of specialty channels and leading digital media offerings – and of course skilfully delivered the best Olympic Games in history to Canada and the world at Vancouver 2010,” said Mr. Cope.

CTV operates Canada’s #1 television network with 27 stations across the country; 30 specialty channels, including TSN and RDS, the top English and French specialty channels; premium online video programming and properties such as CTV.ca, TSN.ca, RDS.ca, MuchMusic.com, MTV.ca and TheComedyNetwork.ca; and CHUM Radio, which operates 34 radio stations throughout Canada.

“The transaction purchase price represents an attractive standalone valuation for Canada’s leading media provider even before upside opportunities from monetizing CTV’s programming across all of Bell’s broadband wireless and wireline platforms. This acquisition is entirely consistent with Bell’s shareholder value objectives and dividend growth model,” said Siim Vanaselja, Chief Financial Officer for Bell Canada and BCE. “It is immediately accretive to earnings and to free cash flow before potential synergies, with 100% access to CTV cash flows. Bell’s acquisition of CTV will be funded with a new, fully committed bank facility of $2 billion, $750 million in new BCE common shares that will be issued to Woodbridge, and surplus cash on hand. The resulting pro forma net leverage of 2x EBITDA is consistent with Bell’s capital structure and financial policies. Based on our discussions with the rating agencies, we expect our credit ratings to be confirmed.”

“Woodbridge is very pleased to make this sizeable equity investment in BCE. We are confident in Bell’s ability to execute on the incredible growth opportunities in Canadian communications, including the increasing consumer demand for video across multiple platforms that will be well served by the acquisition of CTV,” said David Thomson, Chairman of Woodbridge.

The CTV transaction is subject to customary approvals, including approvals from the Canadian Radio-television and Telecommunications Commission (CRTC) and the Competition Bureau. Closing of the transaction is expected by mid-2011.

Call with Financial Analysts
Bell will hold a conference call for financial analysts to discuss its acquisition of CTV today at 9:30am Eastern. Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8018 or toll-free 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 6461260#. There will also be a live audio webcast of the call available at www.bce.ca/en/news/eventscalendar/webcasts/2010/20100910. The MP3 file will be available for download on this page later in the day.

About Bell Canada Enterprises
BCE Inc. (TSX, NYSE: BCE) is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone, wireless communications, high-speed Internet, digital television, and IP-broadband and ICT (information and communications technology) services. For BCE corporate information, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries	Investor inquiries
Julie Smithers Bell Communications (416) 528-9409 julie.smithers@bell.ca	Thane Fotopoulos Bell Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of the remaining 85 per cent stake in CTVglobemedia Inc. that it does not already own , the expected closing date of the transaction, certain strategic benefits and operational, competitive and cost efficiencies expected to result from the transaction, the expected impact of the proposed transaction on Bell Canada’s TV, wireless and online services and on BCE Inc.’s dividend growth model and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at September 10, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.
The timing and completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals, including approval by the CRTC, Competition Bureau and TSX. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized.
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2009 Annual MD&A dated March 11, 2010 (included in the BCE 2009 Annual Report), BCE’s 2010 First Quarter MD&A dated May 5, 2010 and BCE’s 2010 Second Quarter MD&A dated August 4, 2010, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

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